

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

<u>Via E-mail</u>
Timothy Leybold
Chief Financial Officer
Till Capital Ltd.
Continental Building
25 Church Street
Hamilton, HM12, Bermuda

>   **Re: Till Capital Ltd.**
>   **Registration Statement on Form 20-F**
>   **Filed March 13, 2015**
>   **File No. 000-55324**

Dear Mr. Leybold:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. Please refer to prior comment 1. As originally requested, please revise your disclosure to address any known uncertainties governing the Properties and how the planned management of these assets is intended to affect your future liquidity and results of operations.

2. Please refer to prior comment 2. Please explain why you removed the assertion on page 31 of your prior filing that stated "we do not expect to hold these investments indefinitely, and intend to exit some or all of the investment in the next one to three years, with the intention of maximizing return on investment." In addition, clarify the degree to which you expect "the impact of the Properties to be significant to our business after the current fiscal period" and the likelihood that these Properties will cause additional impairment losses or reversal of previously-recorded impairment losses that would be material to your future operating results. Revise your disclosure accordingly.

<u>The Arrangement, page 17</u>

3. We note your response to prior comment 4 that Mr. Sheriff had a 6.4% interest in SPD. We also note your response to prior comment 5 in the letter dated January 30, 2015 that Mr. Sherriff had a 9.7% interest in SPD. Please clarify Mr. Sherriff's interest in SPD. Additionally, please amend your disclosure to include the text of your response to prior comment 5 to the letter dated January 30, 2015 in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director